

OCT 3 0 2008

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EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23183

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __9-1-2007__ AND ENDING __8-31-2008__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FactSet Data Systems Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Merritt 7

(No. and Street)

Norwalk   CT   06851

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

300 Atlantic Street   Stamford   06901

(Address)   (City)   (State)   (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 3 0 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

PROCESSED
DEC 1 7 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Maurizio Nicolelli__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __FactSet Data Systems Inc.__ , as of __August 31,__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____   _____
                                                    Signature

                                          __Financial Operations Principal__
                                          _____
                                                      Title

__[signature]__ exp 9/30/13
_____
     Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FactSet Data Systems, Inc.

Financial Statement
August 31, 2008

FactSet Data Systems, Inc.
Index to Financial Statement
August 31, 2008



PricewaterhouseCoopers LLP
300 Atlantic Street
Stamford CT 06901
Telephone (203) 539 3000
Facsimile (813) 207 3999

Report of Independent Auditors

To the Shareholder of
FactSet Data Systems, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of FactSet Data Systems, Inc. (the "Company") at August 31, 2008, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 2 to the financial statement, FactSet Data Systems, Inc. has material transactions with its parent, FactSet Research Systems Inc. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

Stamford, Connecticut
October 24, 2008

FactSet Data Systems, Inc.
Statement of Financial Condition
August 31, 2008

Assets

Cash and cash equivalents	$	266,313
Investments		21,646,245
Receivables from clients, net of reserves of $420,402		7,637,086
Accrued interest income		33,556
Total Assets		**$ 29,583,200**

Liabilities and Shareholder's Equity

Current liabilities

Deferred fees	$	2,632,406
Payable to parent company		1,429,146
Payable to clearing broker		104,533
Total Liabilities		**4,166,085**

Shareholder's equity

Common stock, $.01 par value; 10,000 shares authorized, 900 shares issued and outstanding at August 31, 2008	9
Capital in excess of par value	24,991
Retained earnings	25,392,115
Total Shareholder's Equity	**25,417,115**
Total Liabilities and Shareholder's Equity	**$ 29,583,200**

The accompanying notes are an integral part of this financial statement.

FactSet Data Systems, Inc.
Notes to Financial Statement
August 31, 2008

1. **Organization and Nature of Business**

   FactSet Data Systems, Inc. (the "Company") is a Delaware corporation and a wholly owned subsidiary of FactSet Research Systems Inc. (the "Parent"). The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a registered broker-dealer under Section 15 of the Securities and Exchange Act of 1934 (the "Exchange Act").

   The Company, in accordance with an arrangement with the Parent, facilitates the payment for services in commissions to allow clients to purchase subscription research services using commissions on securities transactions. Commissions are derived from securities transactions introduced and cleared on a fully disclosed basis through a designated clearing broker. A client directs the clearing broker at the time it executes a securities transaction, to credit the commission on the transaction to the Company's account.

2. **Accounting Policies**

   The significant accounting policies of the Company are summarized below.

   Use of Estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates have been made in areas that include income taxes and receivable reserves. Actual results could differ from those estimates.

   Revenue Recognition
   Subscription revenue is earned each month as the service is rendered to clients, according to the specific subscription and the number of workstations deployed for such month. Clients are invoiced monthly to reflect the actual services provided to them. A provision is made to allow for billing adjustments as a result of cancellation of service or reduction in number of workstations. Such provisions are accounted for as a reduction of revenue, with a corresponding reduction to receivables.

   Amounts that have been earned but not yet paid through the receipt of commissions on securities transactions are reflected on the statement of financial condition as receivables from clients, net of reserves. Amounts that have been received through commissions on securities transactions that are in excess of earned subscription revenues are reflected on the statement of financial condition as deferred fees and payable to clearing broker.

   When payment for services is remitted through its external clearing broker, which has an agreement with the Company, the clearing broker charges the Company a clearing fee for its service, which the Company recovers from its clients who choose this payment option, as disclosed above. Clearing fees are recorded as a reduction to revenues in the period incurred, at the time that a client executes securities transactions through the clearing broker. The Company earns the right to recover the clearing fee from its clients at the time the securities transactions are executed, which is the period in which the clearing fees are incurred.

3

Allocation Fee
Pursuant to an agreement between the Company and the Parent, the Parent provides management, consulting, sales, accounting and other administrative services to the Company together with office and data center facilities and computer equipment which represent the costs of providing subscription services to its clients. The agreement stipulates that an allocation of 95% of the Company's revenues, net of clearing fees, be paid to the Parent for the cost of services, facilities and equipment that are provided by the Parent on behalf of the Company.

Cash and Cash Equivalents
Cash and cash equivalents consist of money market investments which are reported at fair value. The Company considers demand deposits, money market investments and securities investments with maturities of three months or less at the date of acquisition as cash and cash equivalents.

Investments
At August 31, 2008, the Company maintained a portfolio of investments which, under the investment guidelines established by the Company, are managed by a third-party firm. Eligible investments include obligations issued by the United States Treasury and other governmental agencies, money market securities and highly rated commercial paper. Investments are reported at fair value determined from readily available quoted market prices. The investment balance is comprised of $21,646,245 in government securities as of August 31, 2008. Interest income earned from investments in the current period but not yet paid is reflected on the statement of financial condition as accrued interest income.

Payable to Parent Company
Payable to parent company is the amount due to the Parent and is non-interest bearing.

Income Taxes
The Company files consolidated federal and combined state and local income tax returns with its Parent. The Company determines its total tax provision on a stand-alone basis by applying statutory federal, state and local tax rates to its separate Company income before taxes and records a tax provision equal to such liability. The effective tax rate differs from the statutory income tax rate due primarily to the effect of tax exempt interest income which decreases the rate by 1.5%. Tax liabilities payable to the Parent as of August 31, 2008 totaled $915,931 and are recorded as part of the intercompany account settlement.

3. **Regulatory Requirements**

The Company, as a registered broker-dealer, is subject to Rule 15c3-1 under the Exchange Act which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness (the "minimum net capital requirements"). The Company claims exemption under Rule 15c3-3(k)(2)(ii). At August 31, 2008, the Company had net capital of $17,707,578, which was $17,429,839 in excess of its minimum net capital requirement of $277,739. The ratio of aggregate indebtedness to net capital was 0.24 to 1.

4. **Off-Balance Sheet Risk and Concentrations of Credit Risk**

In the normal course of business, securities transactions of clients of the Company are introduced and cleared through correspondent brokers. Pursuant to agreements between the Company and its correspondent brokers, the correspondents have the right to charge the Company for unsecured losses that result from a client's failure to complete such transactions. As of August 31, 2008, the Company has never experienced significant losses, and therefore, has recorded no liability with regard to that right.

